Mail Stop 3561

August 19, 2008

Via Fax & U.S. Mail

Mr. Steve K. Stone
Chief Financial Officer
725 Broad Street
Augusta, Georgia 30901

> **Re:** **Morris Publishing Group, LLC**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 333-112246**

Dear Mr. Stone:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Notes to the Financial Statements

– General

1. We note from your disclosure on page 6 that during 2007 you licensed Skirt! for the Richmond, Memphis and Boston markets and in addition to ongoing royalty fees based on a percentage of operating revenue, you will receive a total of $776 thousand in one-time fees. Please tell us, and revise your notes to the financial statements in future filings to disclose, when you received the one-time fees and how you accounted for these one-time fees received.

Note 5. Goodwill and Intangible Assets, page 66

2. We note your disclosure that the estimated value of the reporting unit to which goodwill is allocated is determined using the greater of the net present value of future cash flows and the market multiple approach. In light of the significance of goodwill to your balance sheet as of December 31, 2007 and 2006, please revise the notes to the financial statements in future filings, and the Critical Accounting Estimates section in MD&A, to expand your discussion of your accounting policy related to goodwill to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill may not be recoverable. Your response and revised disclosure should include the significant estimates and assumptions used by management in the market value approach or net present value of future cash flows. Similarly, please revise your disclosure to explain the significant estimates and assumptions used by management to determine the fair value of the subscriber list intangible assets.

Note 11. Quarterly Operations, page 76

3. Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the sale of certain newspapers to Gatehouse Media during the fourth quarter of fiscal 2007. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2008

Note 4. Long-Term Debt

4. We note your disclosure that during the first quarter of 2008 you repurchased $19.1 million of your $300 million 7% senior subordinated notes for a total purchase price, including accrued interest, or $10.9 million and recognized a gain on redemption of $8.4 million. Please explain to us how the gain was calculated and why you were able to repurchase these notes at a price lower than their stated value. Also, please tell us if any of the parties that you repurchased the notes from were related parties.

Note 5. Goodwill and other Intangible Assets

5. We note from your statements of income for both the three months ended March 31, 2008 and the year ended December 31, 2007 (as reported in your Form 10-K) that advertising revenue has decreased significantly since fiscal year 2006. We believe that this decrease in advertising revenue, as well as other indicators such as your expected increase in newsprint costs during 2008 (disclosed on page 3 of the Form 10-K), your continued decline in circulation of newspapers, and the continuing uncertainty in the economy, may lead to a potential impairment in the goodwill you have recorded on your balance sheet. We believe these indicators may reflect changes in circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying amount and as such an impairment analysis of goodwill should be performed. In light of the fact that your scheduled impairment analysis will not be performed until December 31, 2008, please perform a current impairment analysis and provide us details of the assumptions and estimates used in the analysis as well as the results of the analysis. If you do not believe that you need to perform an impairment analysis at this time, please explain to us why not. Please note that several other companies in your industry have taken impairments to goodwill and intangibles during fiscal 2008 due to similar indicators.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE (706) 828-4385